UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SolarWinds Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

83417Q105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83417Q105	Page 2 of 16

1.	Names of Reporting Persons. NB Alternatives Advisers LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,479,735 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,479,735 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,479,735 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO, IA, HC

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2021.

CUSIP No. 83417Q105	Page 3 of 16

1.	Names of Reporting Persons. NB Crossroads XX - MC Holdings LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 198,379 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 198,379 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,379 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 4 of 16

1.	Names of Reporting Persons. NB Crossroads XXI - MC Holdings LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 74,392 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 74,392 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,392 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 5 of 16

1.	Names of Reporting Persons. NB - Iowa’s Public Universities LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 49,595 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,595 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,595 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 6 of 16

1.	Names of Reporting Persons. NB PEP Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Island of Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 173,581 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 173,581 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,581 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 7 of 16

1.	Names of Reporting Persons. NB RP Co-Investment & Secondary Fund LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 49,595 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,595 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,595 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 8 of 16

1.	Names of Reporting Persons. NB Sonoran Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 49,595 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,595 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,595 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 9 of 16

1.	Names of Reporting Persons. NB Strategic Co-Investment Partners II Holdings LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,487,841 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,487,841 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,841 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 10 of 16

1.	Names of Reporting Persons. NB Wildcats Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 49,595 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,595 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,595 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 11 of 16

1.	Names of Reporting Persons. Neuberger Berman Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 99,189 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 99,189 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,189 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 12 of 16

1.	Names of Reporting Persons. TfL Trustee Company Limited as Trustee of the TfL Pension Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 247,973 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 247,973 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,973 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	Page 13 of 16

Item 1.

(a)    Name of Issuer

SolarWinds Corporation (the “Issuer”)

(b)    Address of Issuer’s Principal Executive Offices

7171 Southwest Parkway

Building 400

Austin, Texas 78735

Item 2.

(a)    Name of Person Filing

This Schedule 13G is being jointly filed by and on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: NB Alternatives Advisers LLC (“NBAA”), NB Crossroads XX - MC Holdings LP (“NB Crossroads XX LP”), NB Crossroads XXI - MC Holdings LP (“NB Crossroads XXI LP”), NB - Iowa’s Public Universities LP (“NB IPU LP”), NB PEP Holdings Limited (“NB PEP”), NB RP Co-Investment & Secondary Fund LLC (“NB RP Co-Investment”), NB Sonoran Fund Limited Partnership (“NB Sonoran LP”), NB Strategic Co-Investment Partners II Holdings LP (“NB Co-Investment II Holdings”), NB Wildcats Fund LP (“NB Wildcats LP”), Neuberger Berman Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P. (“NB SALI Series”) and TfL Trustee Company Limited as Trustee of the TfL Pension Fund (“TfL Trustee”) (collectively, the “Reporting Persons”). NBAA exercises dispositive and voting power with respect to the shares of Common Stock held by each of the other Reporting Persons and, as a result, may be deemed to beneficially own the shares of Common Stock held directly by NB Crossroads XX LP, NB Crossroads XXI LP, NB IPU LP, NB PEP, NB RP Co-Investment, NB Sonoran LP, NB Co-Investment II Holdings, NB Wildcats LP, NB SALI Series and TfL Trustee. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2019, a copy of which is attached as Exhibit A to the Schedule 13G filed by the Reporting Persons on February 13, 2019, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)    Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person, other than the NB SALI Series and the TfL Trustee, is 325 N. Saint Paul Street, Suite 4900, Dallas, Texas 75201.

The address of the principal business office of the NB SALI Series is 6850 Austin Center Blvd., Suite 300, Austin, Texas 78731.

The address of the principal business office of the TfL Trustee is 4th Floor, Wing Over Station, 55 Broadway, London, SW1H 0BD.

(c)    Citizenship

See Item 4 on the cover page(s) hereto.

(d)    Title of Class of Securities

Common stock, par value $0.001 per share (the “Common Stock”)

CUSIP No. 83417Q105	Page 14 of 16

(e)    CUSIP Number

83417Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)    ☐ A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)    ☐ A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐ An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)    ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________.

Item 4.	Ownership.

(a)    Amount beneficially owned: See Item 9 on the cover page(s) hereto.

NBAA exercises dispositive and voting power with respect to the shares held by each of the other Reporting Persons and, as a result, may be deemed to beneficially own the shares held directly by NB Crossroads XX LP, NB Crossroads XXI LP, NB IPU LP, NB PEP, NB RP Co-Investment, NB Sonoran LP, NB Co-Investment II Holdings, NB Wildcats LP, NB SALI Series and TfL Trustee.

Each of the Reporting Persons (excluding NBAA) and certain other stockholders (collectively, the “Stockholders”) were parties to a Stockholders’ Agreement (the “Stockholders’ Agreement”), which contained, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons previously acknowledged and agreed to act as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to an amendment to the Stockholders’ Agreement, the Reporting Persons are no longer a party to the Stockholders’ Agreement and therefore are no longer members of the “group” previously described in Amendment No. 2 to Schedule 13G filed by the Reporting Persons on February 12, 2021.

CUSIP No. 83417Q105	Page 15 of 16

(b)    Percent of class: See Item 11 on the cover page(s) hereto. In the aggregate, the Reporting Persons beneficially own 1.6% of the total number of shares of Common Stock outstanding, based on 159,090,194 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2021.

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)    Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)    Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)    Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 83417Q105	Page 16 of 16

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.A	Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Schedule 13G filed on February 13, 2019 by the Reporting Persons with the Securities and Exchange Commission).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

NB Alternatives Advisers LLC

By:	/s/ Paul Daggett
Name:	Paul Daggett
Title:	Managing Director

NB Crossroads XX – MC Holdings LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB Crossroads XXI – MC Holdings LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB – Iowa’s Public Universities LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB PEP Holdings Limited

By:	/s/ Paul Daggett
Name:	Paul Daggett
Title:	Authorized Signatory

NB RP Co-Investment & Secondary Fund LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB Sonoran Fund Limited Partnership

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB Strategic Co-Investment Partners II Holdings LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB Wildcats Fund LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

Neuberger Berman Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

TfL Trustee Company Limited as Trustee of the TfL Pension Fund

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory